SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)


For immediate release 6 January 2005


Full realisation of holding in Eyetech Pharmaceuticals

SVG Capital plc has been advised by SV Life Sciences that the Schroder Ventures International Life Sciences Fund II has realised its remaining holding in Eyetech Pharmaceuticals.

SVG Capital expects to receive total proceeds of approximately GBP10.8 million from the sale of its remaining holding in Eyetech Pharmaceuticals, an uplift of GBP1.5 million (1.2p per share (fully-diluted)) to the June 2004 valuation and an uplift of GBP8.9 million to attributable cost.

Eyetech Pharmaceuticals floated on NASDAQ in January 2004. In May, SVG Capital received proceeds of GBP3.0 million from the sale of approximately 27% of its holding in the company, a multiple of six times attributable cost.

In total, SVG Capital will have received proceeds of approximately GBP13.8 million from the sale of this investment, which compares to an original cost of GBP2.6 million.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                   020 7010 8925




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 10 January 2005


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries